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Women-owned
Tipsy Lady

Charleston, SC 29401
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Early Investor Bonus: The investment multiple is increased to 1.8× for the next $100,000 invested.
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THE PITCH
Tipsy Lady is seeking investment to expand production of our bespoke line of canned cocktails.
THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF.
REVIEW SPECIFICS
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OUR STORY

Tipsy Lady® offers a popular specialty cocktail for its customers, who have a common love of delicious ready to drink craft cocktails. Our cocktails are carefully formulated to match authentic flavor of signature Caribbean inspired drinks. The results of the natural formula is distinguished by smooth fruitful and sophisticated taste.

Founded by Black Caribbean American female serial entrepreneur, Toni prides herself on "tipping" the scales in the alcohol industry towards Black Female ownership.
Toni envisioned the concept of Tipsy Lady while vacationing and touring rum factories in Barbados, West Indies during a 2019 trip. During her tour, she recalled connecting with her ancestors by hearing a faint voice whisper the word "legacy."
Toni previously spent 17 years as a lawyer and real estate agent before she was compelled to create her own natural, organic, and eco-friendly canned cocktail line, with a strong emphasis on style, femininity, elegance and authenticity.
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COMPETITIVE ADVANTAGE IN AN EMERGING MARKET

Continued innovation in canning, distilling, and quality has led to rapid expansion of the ready-to-drink market, creating immense emerging market opportunity.

Authenticity: While there are other RTD options, most drinks are not Caribbean in taste or culture. There may be an appropriation of the culture by use of names like Rum Punch and "island…." these brands are NOT owned by people of/from the culture.
Convenience: RTD alcoholic beverages are much easier to pack or carry, especially compared to a bottle of liquor. They stack easily in a fridge or cooler, making them an easy beverage choice for practically any occasion. RTDs—they make drinking easy. There's no need for additional accessories or complicated mixing processes.
Sustainability: Aluminum cans, and especially recycled aluminum, are often considered better for the environment than glass bottles. This appeals to eco-conscious consumers who prefer brands that practice green living.
Branding: For brands, cans tend to be far more marketable than other bottling options. Wraparound labels provide more space for distinct, eye-catching visuals without excess associated costs.
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HOW IT STARTED

Tipsy Lady Cocktails was founded by Caribbean/Gullah American Toni Gilliard in 2019. Toni first envisioned the concept of Tipsy Lady while vacationing/visiting family and touring the rum factories in Barbados, West Indies. During her tour, she recalled connecting with her ancestors by hearing a faint voice whispering the word "legacy." The connection was almost instant.

"Here I stood on the soil of a Rum Plantation in Barbados, where Rum was founded. I felt inspired to use-my culinary creativity gift to transform the liquor industry and bring caribbean RTD cocktails to life.
It was very specific and direct, that my Rum Punch was a celebration of heritage and flavor that needed to be shared with the world for generations

to come. This was where the journey to legacy began.”

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AUGUST 2019

Incorporated

The Founder returned from Barbados January 2019 and began researching how to formulate and can the rum puch recipe in an organic and natural way. After months of trial and error, she realized it could be done and incoprated the brand in August 2019.

JANUARY 2022

Opened

Tipsy Lady officially launched online January 15, 2022 an immediately generated sales. After collecting sales data, the founder approached South Carolina Distributors in March 2022. The founder entered into an Agreement on April 5, 2022 with a small distributor and secured 5 Total Wine & More stores as well as 6 other retail wine and spirits retailers and expanded to on-premise sales in June 2022.

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2019

Founded

$19,000

Average Ticket Size

$1,700,000

Projected Annual Revenue

2,500 people

Social Media Followers

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PRESS

Today Show All Day with Tipsy Lady

Charleston resident creates Caribbean-inspired cocktails

CHARLESTON, S.C. (WCBD) – A Charleston resident has created a new line of cocktails that are sure to ignite a spark in your summer plans. Tipsy Lady Cocktails features a ready-to-drink cocktail lin...

Episode 28: Connecting With Your Culture With Toni Gilliard Of Tipsy Lady

Toni Gilliard is the founder of Tipsy Lady, a new line of premium, ready-to-drink, Caribbean-inspired cocktails that celebrate heritage, culture, and flavor

Single Mom Launches Black-Owned Alcohol Start-Up, 'Tips' the Scales in the Canned Cocktail Industry

Single mom, Toni Gilliard, debuts in the online direct-to-consumer retail channel with Tipsy Lady, a premium Caribbean-inspired canned cocktail company.

Inspiring Conversations with Toni Gilliard of Tipsy Lady - Voyage South Carolina Magazine

Today we’d like to introduce you to Toni Gilliard. Them and their team share their story with us below: Tipsy Lady™, the Home of Premium Quality Caribbean-Inspired Canned Cocktails Toni Gilliard, CEO of Tipsy Lady™ will be launching a specialty Caribbean-inspired Canned Cocktail line January 2022. The launch products are Rum Punch, Sunrise Mimosa (w/ […]

Tipsy Lady: Meet The Mom Who Just Launched This Caribbean-Inspired Canned Cocktail - Travel Noire

When you take a sip of Tipsy Lady, know that it’s a cocktail that pays homage to the Caribbean . The idea of canned cocktails came to founder Toni...

Single Mom Launches Black-Owned Alcohol Start-Up, 'Tips' the Scales in the Canned Cocktail Industry

Single mom, Toni Gilliard, debuts in the online direct-to-consumer retail channel with Tipsy Lady, a premium Caribbean-inspired canned cocktail company.

This is a preview. It will become public when you start accepting investment.

Data Room

Intended Use of Funds

Target Raise

Maximum Raise

Production run of Rum Punch and Sunrise Mimosa $94,000

Mainvest Compensation $6,000

Total $100,000

Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$1,711,000	$2,138,750	$2,673,438	$3,341,798	$4,177,248
Cost of Goods Sold	$114,716	$143,395	$179,243	$224,053	$280,066
Gross Profit	$1,596,284	$1,995,355	$2,494,195	$3,117,745	$3,897,182

EXPENSES

Rent	$0	$0	$0	$0	$0
Utilities	$0	$0	$0	$0	$0
Salaries	$52,259	$65,323	$81,653	$102,066	$127,582
Insurance	$1,400	$1,435	$1,470	$1,506	$1,543
Equipment Lease	$0	$0	$0	$0	$0
Repairs & Maintenance	$0	$0	$0	$0	$0
Legal & Professional Fees	$9,000	$9,225	$9,455	$9,691	$9,933
Marketing	$30,000	$30,750	$31,518	$32,305	$33,112
Operating Profit	$1,503,625	$1,888,622	$2,370,099	$2,972,177	$3,725,012

This information is provided by Tipsy Lady. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2021 Balance Sheet

2021 Income Statement

Tipsy Lady Investor Deck.pdf

Investment Round Status

Target Raise $100,000

Maximum Raise $250,000

Amount Invested $0

Investors 0

Investment Round Ends October 7th, 2022

Summary of Terms

Legal Business Name Tipsy Lady

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $100,000 invested

1.8×

Investment Multiple 1.6×

Business's Revenue Share 1.3%-3.2%

Minimum Investment Amount $500

Repayment Schedule Quarterly

Securitization None

Maturity Date December 31st, 2028

Financial Condition

Historical milestones

Tipsy Lady began sales operating online January 15, 2022 and has since achieved the following milestones:

Distribution location in South Carolina

Available in 5 retail spaces throughout South Carolina at Total Wine & More as well as 6 other well establish Wine & Spirits stores.

Achieved revenue of approximatley [$40,000] in 3 months, which is projected to grow to an additional estimated $300,000 in 2022.

Had Cost of Goods Sold (COGS) of [$40], which represented gross profit margin of [30%] in [2021]. COGS were then $36.00 in June 2022, which implied gross profit margin of [33%].

Cost of Goods Solds w/ production fees (COGS) of [$101,000],Projected profit of [$202,000] in 2022.

Historical financial performance is not necessarily predictive of future performance.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Tipsy Lady to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Tipsy Lady operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Tipsy Lady competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Tipsy Lady's core business or the inability to compete successfully against the with other competitors could negatively affect Tipsy Lady's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Tipsy Lady's management or vote on and/or influence any managerial decisions regarding Tipsy Lady. Furthermore, if the founders or other key personnel of Tipsy Lady were to leave Tipsy Lady or become unable to work, Tipsy Lady (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Tipsy Lady and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Tipsy Lady is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Tipsy Lady might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Tipsy Lady is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Tipsy Lady

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Tipsy Lady's financial performance or ability to continue to operate. In the event Tipsy Lady ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Tipsy Lady nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Tipsy Lady will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Tipsy Lady is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Tipsy Lady will carry some insurance, Tipsy Lady may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Tipsy Lady could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Tipsy Lady's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Tipsy Lady's management will coincide: you both want Tipsy Lady to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Tipsy Lady to act conservative to make sure they are best equipped to repay the Note obligations, while Tipsy Lady might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Tipsy Lady needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Tipsy Lady or management), which is responsible for monitoring Tipsy Lady's compliance with the law. Tipsy Lady will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Tipsy Lady is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Tipsy Lady fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Tipsy Lady, and the revenue of Tipsy Lady can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Tipsy Lady to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Tipsy Lady. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
Investor Discussion
Tipsy Lady isn't accepting investments right now, but is trying to get a sense of how they should structure their offering. You will not need to provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC and you have no obligation to ultimately invest. All investments must be done through Mainvest.com. Once the offering goes live, you'll be able to invest if you so choose.
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